FOR IMMEDIATE RELEASE

ALAMOS GOLD INC.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801
All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Files Early Warning Report

Toronto, Ontario (February 16, 2018) – Pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is announcing the sale of 25,300,000 common shares (the “Shares") of Corex Gold Corp. ("Corex"), representing approximately 16.12% of the outstanding shares of Corex by way of a private share purchase and sale agreement with Osisko Gold Royalties Ltd. at a price of CAD$0.13 per Common Share for gross proceeds of CAD$3,289,000 (the “Transaction”). Following the transaction Alamos will hold no shares in Corex.

The Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Corex's SEDAR profile at www.sedar.com.

Alamos carried out the Transaction for investment purposes.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION (INCLUDING TO OBTAIN A COPY OF THE EARLY WARNING REPORT REFERENCED HEREIN) PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.